UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Couchbase, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

22207T101

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22207T101	13G

1.	NAMES OF REPORTING PERSONS North Bridge Venture Management VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,987,084 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,987,084 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,987,084 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by NBVP VI (as defined in the Original Schedule 13G). NBVM VI (as defined in the Original Schedule 13G) is the general partner of NBVP VI and may be deemed to have voting, investment and dispositive power with respect to these securities. NBVM GP (as defined in the Original Schedule 13G) is the general partner of NBVM VI and may be deemed to have voting, investment and dispositive power with respect to these securities. Edward T. Anderson and Richard A. D’Amore are the managers of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 45,171,315 shares of the Issuer’s Common Stock outstanding as of November 30, 2022 as reported in the Issuer’s Form 10-Q filed with the United States Securities and Exchange Commission on December 12, 2022 (the “Form 10-Q”).

CUSIP No. 22207T101	13G

1.	NAMES OF REPORTING PERSONS North Bridge Venture Management 7, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,689,172 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,689,172 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,689,172 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by NBVP 7 (as defined in the Original Schedule 13G). NBVM 7 (as defined in the Original Schedule 13G) is the general partner of NBVP 7 and may be deemed to have voting, investment and dispositive power with respect to these securities. NBVM GP is the general partner of NBVM 7 and may be deemed to have voting, investment and dispositive power with respect to these securities. Edward T. Anderson and Richard A. D’Amore are the managers of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 45,171,315 shares of the Issuer’s Common Stock outstanding as of November 30, 2022 as reported in the Form 10-Q.

CUSIP No. 22207T101	13G

1.	NAMES OF REPORTING PERSONS NBVM GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,676,256 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,676,256 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,676,256 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.4% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of (a) 1,987,084 shares held of record by NBVP VI; and (b) 2,689,172 shares held of record by NBVP 7. NBVM VI is the general partner of NBVP VI and may be deemed to have voting, investment and dispositive power with respect to the securities held of record by NBVP VI. NBVM 7 is the general partner of NBVP 7 and may be deemed to have voting, investment and dispositive power with respect to the securities held of record by NBVP 7. NBVM GP is the general partner of each of NBVM VI and NBVM 7 and may be deemed to have voting, investment and dispositive power with respect to the securities held of record by each of NBVP VI and NBVP 7. Edward T. Anderson and Richard A. D’Amore are the managers of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to the securities held of record by each of NBVP VI and NBVP 7.

(2)	Based on 45,171,315 shares of the Issuer’s Common Stock outstanding as of November 30, 2022 as reported in the Form 10-Q.

CUSIP No. 22207T101	13G

1.	NAMES OF REPORTING PERSONS North Bridge Venture Partners VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,987,084 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,987,084 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,987,084 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by NBVP VI. NBVM VI is the general partner of NBVP VI and may be deemed to have voting, investment and dispositive power with respect to these securities. NBVM GP is the general partner of NBVM VI and may be deemed to have voting, investment and dispositive power with respect to these securities. Edward T. Anderson and Richard A. D’Amore are the managers of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 45,171,315 shares of the Issuer’s Common Stock outstanding as of November 30, 2022 as reported in the Form 10-Q.

CUSIP No. 22207T101	13G

1.	NAMES OF REPORTING PERSONS North Bridge Venture Partners 7, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,689,172 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,689,172 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,689,172 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by NBVP 7. NBVM 7 is the general partner of NBVP 7 and may be deemed to have voting, investment and dispositive power with respect to these securities. NBVM GP is the general partner of NBVM 7 and may be deemed to have voting, investment and dispositive power with respect to these securities. Edward T. Anderson and Richard A. D’Amore are the managers of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 45,171,315 shares of the Issuer’s Common Stock outstanding as of November 30, 2022 as reported in the Form 10-Q.

CUSIP No. 22207T101	13G

1.	NAMES OF REPORTING PERSONS Edward T. Anderson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 33,147 (1)
	6.	SHARED VOTING POWER 4,676,256 (2)
	7.	SOLE DISPOSITIVE POWER 33,147 (1)
	8.	SHARED DISPOSITIVE POWER 4,676,256 (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,709,403 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.4% (3)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of 31,250 shares of Common Stock held of record by Edward T. Anderson and 1,897 shares of Common Stock underlying restricted stock units granted to Edward T. Anderson that are vested and exercisable within 60 days of this Statement. Each restricted stock unit represents a contingent right to receive one share of the Issuer’s Common Stock upon vesting.

(2)

Consists of (a) 1,987,084 shares held of record by NBVP VI; and (b) 2,689,172 shares held of record by NBVP 7. NBVM VI is the general partner of NBVP VI and may be deemed to have voting, investment and dispositive power with respect to the securities held of record by NBVP VI. NBVM 7 is the general partner of NBVP 7 and may be deemed to have voting, investment and dispositive power with respect to the securities held of record by NBVP 7. NBVM GP is the general partner of each of NBVM VI and NBVM 7 and may be deemed to have voting, investment and dispositive power with respect to the securities held of record by each of NBVP VI and NBVP 7. Edward T. Anderson and Richard A. D’Amore are the managers of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to the securities held of record by each of NBVP VI and NBVP 7.

(3)

Based on 45,171,315 shares of the Issuer’s Common Stock outstanding as of November 30, 2022 as reported in the Form 10-Q, plus 1,897 shares of Common Stock underlying restricted stock units granted to Edward T. Anderson that are vested and exercisable within 60 days of this Statement.

CUSIP No. 22207T101	13G

1.	NAMES OF REPORTING PERSONS Richard A. D’Amore
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,676,256 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,676,256 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,676,256 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.4% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (a) 1,987,084 shares held of record by NBVP VI; and (b) 2,689,172 shares held of record by NBVP 7. NBVM VI is the general partner of NBVP VI and may be deemed to have voting, investment and dispositive power with respect to the securities held of record by NBVP VI. NBVM 7 is the general partner of NBVP 7 and may be deemed to have voting, investment and dispositive power with respect to the securities held of record by NBVP 7. NBVM GP is the general partner of each of NBVM VI and NBVM 7 and may be deemed to have voting, investment and dispositive power with respect to the securities held of record by each of NBVP VI and NBVP 7. Edward T. Anderson and Richard A. D’Amore are the managers of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to the securities held of record by each of NBVP VI and NBVP 7.

(2)	Based on 45,171,315 shares of the Issuer’s Common Stock outstanding as of November 30, 2022 as reported in the Form 10-Q.

CUSIP No. 22207T101	13G

Introductory Note: This Amendment No. 1 (this “Statement”) amends and supplements the Schedule 13G originally filed by the Reporting Persons with the Commission on August 5, 2021 (the “Original Schedule 13G”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Statement have the meanings ascribed to them in the Original Schedule 13G.

Item 2(b) Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Reporting Person is 150 A Street, Suite 102, Needham, MA 02494.

Item 4. Ownership.

(a) Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person. NBVP VI is the record owner of 1,987,084 shares of Common Stock (the “NBVP VI Shares”). As the general partner of NBVP VI, NBVM VI may be deemed to beneficially own the NBVP VI Shares. NBVP 7 is the record owner of the 2,689,172 shares of Common Stock (the “NBVP 7 Shares”). As the general partner of NBVP 7, NBVM 7 may be deemed to beneficially own the NBVP 7 Shares. As the general partner of each of NBVM VI and NBVM 7, NBVM GP may be deemed to beneficially own the NBVP VI Shares and the NBVP 7 Shares. As the managers of NBVM GP, each of the Managers may be deemed to beneficially own the NBVP VI Shares and the NBVP 7 Shares. Anderson is the record owner of 31,250 shares of Common Stock and 1,897 shares of Common Stock underlying restricted stock units that are vested and exercisable within 60 days of this Statement.

(b) Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv) Shared power to dispose or to direct the disposition of

*

Except to the extent of his or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

CUSIP No. 22207T101	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

NORTH BRIDGE VENTURE PARTNERS VI, L.P.

By:	North Bridge Venture Management VI, L.P.
Its:	General Partner

By:	NBVM GP, LLC
Its:	General Partner

By:	/s/ Edward T. Anderson
Edward T. Anderson
Its:	Manager

NORTH BRIDGE VENTURE MANAGEMENT VI, L.P.
Its:	General Partner

By:	NBVM GP, LLC
Its:	General Partner

By:	/s/ Edward T. Anderson
Edward T. Anderson
Its:	Manager

NORTH BRIDGE VENTURE PARTNERS 7, L.P.

By:	North Bridge Venture Management 7, L.P.
Its:	General Partner

By:	NBVM GP, LLC
Its:	General Partner

By:	/s/ Edward T. Anderson
Edward T. Anderson
Its:	Manager

NORTH BRIDGE VENTURE MANAGEMENT 7, L.P.

By:	NBVM GP, LLC
Its:	General Partner

By:	/s/ Edward T. Anderson
Edward T. Anderson
Its:	Manager

NBVM GP, LLC

By:	/s/ Edward T. Anderson
Edward T. Anderson
Its:	Manager

/s/ Edward T. Anderson
Edward T. Anderson

/s/ Richard A. D’Amore
Richard A. D’Amore